July 13, 2012

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Nuance Communications, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2011

Filed November 29, 2011

File No. 000-27038

Dear Ms. Collins:

We are responding to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to Nuance Communications, Inc. (the “Company”) dated June 20, 2012 relating to the above referenced Annual Report on Form 10-K filed on November 29, 2011.

For your convenience, we have repeated your comments below in bold italic type before each of our responses. Unless otherwise noted, where prior comments are referenced they refer to your letter dated May 21, 2012.

Form 10-K for the Fiscal Year Ended September 30, 2011

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 60

Comment 1. We note from your response to prior comment 1 that you recognize set-up fees over the estimated customer relationship period and do not allocate initial consideration to hosting services. Tell us how you consider the amount of the arrangement consideration allocated to the set-up fees and the amount allocated to transaction services to be representative of relative selling prices as provided for in ASC 605-25-30-2. As part of your response, please tell us whether the transaction fees you charge for your hosting services, in arrangements where you do not also earn a set-up fee, are consistent with the transaction fees you charge in arrangements where you do earn a set-up fee.

Company Response. We are compensated for our hosted services in two ways: (1) fees for up-front set-up of the service environment and (2) fees charged on a per transaction basis. As noted in our prior response to comment 2 dated April 17 2012, we have evaluated the concept of ‘standalone value’ as it pertains to the set-up services on our hosted arrangements under the guidance of ASC 605-25 paragraph 25-5, and have concluded that there is no standalone value for these set-up services. Therefore, these set-up services and the usage-based transaction services are a single element for accounting purposes. As a single element transaction, these services are outside the scope of ASC 605-25-30-2.

The usage-based per transaction fees charged in our hosted arrangements are consistent across arrangements where we do charge for set-up fees and those where we do not receive any fees for set-up services. Additionally, the usage-based per transaction fees received in renewals are also consistent with the fees received during the initial contract term. These usage-based per transaction fees vary based on type and size of customer, as well as competitive conditions.

Although these services are outside the scope of ASC 605-25-30-2, in the absence of specific guidance governing the timing of revenue recognition for single element transactions, the Company considers the principles of ASC 605-25-30-2 when evaluating the amounts allocated to up-front set-up services and usage-based transaction services. The set-up services on our hosted arrangements are similar to those required to build or modify software for our on premise customers. In accordance with ASC 605, and as disclosed in our Annual Report on Form 10-K, we have established vendor-specific objective evidence (“VSOE”) of fair value on such services through analysis of stand-alone transactions. The Company considers these VSOE rates to be our best estimate of selling price for the set-up services on our hosted arrangements. The set-up services for our hosted arrangements are priced at or below our professional services per hour VSOE rates and the total annual revenue from these set-up services has not historically been material. When we consider the guidance of ASC 605-25-30-2, because set-up services are priced at or below our professional services per hour VSOE rates, and our usage-based per transaction fees charged are consistent, the contractual amount for set-up services represents the lesser of relative sales price or non-contingent fees.

Comment 2. We note your statements in your Q2 2012 earnings call transcript that with respect to the Mobile business, the “deals are becoming more expansive and more complex, and the accounting around these is equally complex” and because they tend to involve cloud-based services and other factors that cause revenue to be recognized over time, you will see a prolonging of revenue recognition. Tell us more about these arrangements, such as the deliverables included, the payment terms and your accounting policies for these arrangements. Also, tell us any significant judgments you have made that could yield materially different results and the period over which revenue will be recognized. To the extent that you have entered into any contracts, individually or in the aggregate, that involve significant judgments and could have a significant impact on current or future revenue, tell us your consideration to disclosing the contractual amounts of these arrangements, the accounting policies and assumptions used, and the periods over which revenue will be recognized.

Company Response. The comment referred to in our earnings call transcript was in response to an Analyst question concerning revenue performance for the quarter in light of the Company’s statements in the previous quarter that certain revenue had been delayed.

When the CEO refers to “complex accounting” and “revenue to be recognized over time” he is providing context on overall revenue trends, and is calling attention to the continued evolution of our Mobile business model and the impact that evolution has on the pattern of revenue recognition as well as the complexity of negotiations with large customers involving multi-element arrangements. Earlier in our history, most Mobile transactions were license transactions (e.g., for text input, text-to-speech, and/or automated speech recognition software). We are now more often seeing multi-element arrangements which include professional services (e.g., application development) and/or hosted services in addition to software licenses (e.g., voice control of the device itself, supplementary voice controls of ancillary devices, real time information feeds, and/or voicemail transcription services).

This is consistent with the comments we have made in our Management’s Discussion and Analysis of Financial Condition and Results of Operation MD&A of our Form 10-K, as follows:

“Trends in our mobile-consumer segment include device manufacturers requiring custom applications to deliver unique and differentiated products, broadening keyboard technologies to take advantage of touch screens, increasing hands-free capabilities on cell phones and automobiles to address the growing concern of distracted driving, and the adoption of our technology on a broadening scope of devices, such as televisions, set-top boxes, e-book readers and tablet computers. We are also seeing increased demand for transactions which involve the sale and delivery of both software and non-software related services or products, which may benefit from the application of ASC 605.”

As our CEO noted in his summarizing sentence of the last paragraph:

“Because they tend to involve cloud-based services and other factors that cause revenue to be recognized over time, we will see a prolonging of revenue recognition.”

His comment should not be interpreted to imply any sort of unique or unusual accounting judgment associated with Mobile arrangements in general, or any specific Mobile arrangement or groups of arrangements, rather a description of an increase in the scope of services provided and the impact that has on the pattern of revenue recognition. All business arrangements are analyzed from an accounting perspective under ASC 605 which is discussed and disclosed in our Revenue Recognition Footnote in our Form 10-K.

We continuously evaluate our revenue models and update our disclosure within our revenue recognition footnote to disclose our accounting policies and the related judgments. In addition, we evaluate the disclosure of individual contracts and to the extent judgments made would materially affect current or future revenue. To date we have not identified any contracts which we believe require such disclosure.

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We appreciate the assistance the Staff has provided with its comments. Please direct your question or comments regarding the Company’s response to the undersigned at (781) 565-5000.

Sincerely,

/s/ Thomas L. Beaudoin

Thomas L. Beaudoin
Chief Financial Officer

cc:	Paul A. Ricci, Nuance Communications, Inc

Daniel D. Tempesta, Nuance Communications, Inc.

Todd DuChene, Esq., Nuance Communications, Inc.

Garrison R. Smith, Esq., Nuance Communications, Inc.

Robert D. Sanchez, Wilson Sonsini Goodrich & Rosati, Professional Corporation